July 12, 2011

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Lisa Kohl Staff Attorney

H. Christopher Owings, Assistant Director

Re:

Registration Statement on Form S-1

Amendment No. 1

Filed June 7, 2011

File No. 333-173873

Dear Mr. Owings and Ms. Kohl:

Below please find our responses to the Staff’s comment letter dated June 22, 2011 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 2, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

General

1.

We note your response to comment one in our letter dated June 1, 2011 and the description of your day-to-day business activities.  Please include this description in your filing.

We have added the paragraph describing of our day-to-day activities.  See page 8.

Plan of Distribution, page 16

Procedures for Subscribing, page 18

2.

We note your response to comment eight in our letter dated June 1, 2011.  Please tell us why the language in the subscription agreement requiring the investor to acknowledge that he/she “understands” the risks of the offer is appropriate or delete this language.

The language relating to the risks of the offering in the Subscription Agreement has been revised.  See Exhibit 10.1 – Form of Subscription Agreement.

Management’s Discussion and Analysis or Plan of Operation, page 18

Results of Operations, page 19

3.

We note your response to comment nine in our letter dated June 1, 2011.  Please include in your filing the information that is contained in your response.

The information has been included in the amended registration statement.  See page 19.

Certain Relationships and Related Transactions and Corporate Governance, page 30

4.

We note your response to comment 11 in our letter dated June 1, 2011 and your disclosure that “[a]s of March 15, 2011,” your chief executive officer loaned you $1,000.  Please confirm that Mr. Won has not advanced funds to the company other than those described in this section.  If he has advanced any additional funds, please disclose such advances.  See Item 404(a) of Regulation S-K.

Mr. Won has in fact loaned the Company an additional $1,000 since March 15, 2011.  We have expanded the disclosure to include this fact.  See page 30.

Mr. Owings and Ms. Kohl

July 12, 2011

5.

We note your response to comment 12 in our letter dated June 1, 2011.  Please also include the disclosure required by Items 404(a)(3) and (a)(4) of Regulations S-K.

We have expanded the disclosure to include the financial details relating to the opinion letter.  See page 30.

6.

We note your response to comment 13 in our letter dated June 1, 2011.  Please disclose the possible conflicts of interest that may arise due to Mr. Won’s other business activities in this section of your filing.

We have included additional disclosure relating to Mr. Won’s competing outside business interests in this section.  See page 30.

7.

We note your response to comment 14 in our letter dated June 1, 2011.  However, it appears that Mr. Won and Mr. Hwang are promoters because they have taken initiative in founding and organizing the business of your company and each received founders’ shares in conjunction with the formation of the company.  Similarly, it appears that Taurus Financial Partners, LLC is a promoter because they have taken initiative in organizing your business.  Please revise your disclosure in accordance with Item 404(c) of Regulation S-K.  Alternatively, provide a detailed analysis using the definition set forth in Rule 405 of the Securities Act in explaining why you believe that the above-named parties do not qualify as promoters.

We have revised the disclosure to include the details required by Item 404(c) of Regulation S-K.  See page 30.

Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1 – Legal Opinion of Ki-Hwang, LLC

8.

We note your response to comment 16 in our letter dated June 1, 2011.  Please have counsel revise the second paragraph of the opinion to clarify that the opinion is based upon all applicable Nevada statutory provisions.

The second paragraph of the opinion letter has been simplified to clarify it is based solely upon all applicable Nevada statutory provisions.  See Exhibit 5.1.

Mr. Owings and Ms. Kohl

July 12, 2011

Exhibit 23.1 – Independent Registered Account’s Consent

9.

Please file a currently dated consent of your independent accountant in the next pre-effective amendment to your registration statement.  Please note that the Staff requires a new consent with an amendment if an extended period of time passes since the last filing.  An extended time is generally any period which is more than 30 days.

An updated consent letter has been submitted.  See Exhibit 23.1.

Mr. Owings and Ms. Kohl

July 12, 2011

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

Seon Won

President and Chief Executive Officer